                                                                  Exhibit (a)(4)


               [LETTERHEAD OF PERICOM SEMICONDUCTOR CORPORATION]



                                   May 5, 2001

Dear option holder:

         On behalf of Pericom Semiconductor Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted under the Pericom Semiconductor Corporation 1995 Stock Incentive Plan (the "1995 Plan") and 2001 Stock Incentive Plan (the "2001 Plan") with an exercise price of $15.00 or more (the "Options") for new options the Company will grant under the 1995 Plan and 2001 Plan (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated April 6, 2001 (the "Offer of Exchange").

         The Offer expired at 5:00 p.m., Pacific time, on May 4, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer of Exchange, the Company accepted for exchange Options tendered to it for a total of ____________ shares of Common Stock and canceled all such Options.

         The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

         In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under the 1995 Plan and 2001 Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that:

         . the per share exercise price under the New Option will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the New Option; and

         . Your options will vest as follows: 12.5% will vest on the first anniversary of the grant date and the remainder will vest at a rate of 1/48 per month over the following 42 months.

         In accordance with the terms of the Offer, the Company will grant you the New Option on a date determined by the Board of Directors, anticipated to be on or about November 5, 2001.

At that time, as described in the Offer to Exchange, you will receive a New Option Agreement executed by the Company.

         In accordance with the terms of the Offer, and as provided in the 1995 Plan and 2001 Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Option. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.

         If you have any questions about your rights in connection with the grant of a New Option, please call Michael D. Craighead, CFO, at (408) 435-0800.

                                           PERICOM SEMICONDUCTOR CORPORATION



                                           /s/      Alex C. Hui
                                           -------------------------------------
                                                    President

Attachment

                                                                  Exhibit (a)(5)



                                  Attachment A


Option Grant Date                        No. of Option Shares
--------------------------------------------------------------------------------